FILED BY AMERICA WEST HOLDINGS CORPORATION
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14a-12
UNDER THE SECURITIES EXCHANGE ACT OF 1934
SUBJECT COMPANY: AMERICA WEST HOLDINGS CORPORATION
COMMISSION FILE NO. 1-12649
Contacts:
America West Holdings Corp.
480-693-5729
US Airways Group, Inc.
703-872-5100
FOR IMMEDIATE RELEASE
AMERICA WEST AND US AIRWAYS UNVEIL NEW, COMBINED LOOK
New livery celebrates more than 65 years of history
     PHOENIX, Aug. 23, 2005 – America West Airlines (NYSE: AWA), and US Airways (UAIRQ.OB) will show a fresh new face to the world as they unveil the livery, or aircraft paint scheme, that will represent the new airline when America West and
US Airways merge. Employees of both airlines – some sporting “retro” uniforms heralding back to various periods in the airlines’ pasts – will celebrate the new paint scheme as a freshly painted Airbus A320 makes it way across the country, stopping for special events today in Philadelphia, Pittsburgh, Charlotte, N.C.; Las Vegas, and Phoenix.
     Onboard the aircraft will be the merged company’s Chairman, President, and Chief Executive Officer Doug Parker, Vice Chairman Bruce Lakefield, employees representing America West and US Airways, and union leaders from both companies.
     Celebrations will take place nationwide as the plane lands in the hubs and secondary hubs of the combined airline. The unveiling starts in Philadelphia at 7 a.m., (EDT) and ends in Phoenix at 6:30 p.m. (PDT).
     The new livery is a fusion of both carriers’ existing designs, featuring updated editions of the US Airways stylized version of the flag and the waving stripes inspired by those that stream across the sides of current America West aircraft. Near the aircraft door, the airline has positioned a Heritage mark that incorporates the classic logos of some of the largest airlines that have merged over the years to create the new US Airways: Allegheny Airlines, America West, Pacific Southwest Airlines (PSA) and Piedmont Airlines. In addition, “throwback” aircraft, which will be painted entirely in the classic liveries of these airlines, will pay permanent tribute to each of them.

     Operational needs and employee suggestions were considered in the design of the new livery, with the hotter climates of the Phoenix and Las Vegas hubs making the lighter blend of colors both an aesthetic and comfortable choice. In addition, lighter tones of paint tend to last longer and are easier to keep clean.
     “Today we celebrate our individual pasts while looking towards a collective, bright future,” said Parker. “While we recognize much work remains, we are making remarkable progress in creating a well funded, national low-cost carrier. Today’s new look visually represents US Airways’ fresh new start. The industry expertise of employees from the great airlines of our past is what ultimately will make the new US Airways a success as we move forward together toward a brighter future.”
     “We are excited to position the new US Airways in a way that pays tribute to all of the great airlines and the employees who will comprise the merged airline,” said Bruce R. Lakefield, US Airways president and chief executive officer. “The pride and dedication of our employees has brought us this far, and those same qualities will enable us to become a stronger and more competitive airline.”
     The new livery will eventually be flown by the combined fleet of approximately 360 mainline aircraft and will also appear on the approximately 350 regional aircraft that will be operating on the US Airways Express routes. Here are some facts regarding the process of transitioning the combined fleets to the new US Airways livery:
•	Typically, 60 gallons of paint are required to paint an aircraft

•	It takes about 72 hours for the paint to dry

•	The entire process, on average, requires a plane to be out of service for eight to nine days

•	Lighter colors of paint tend to last longer and keep the plane cooler

•	Aircraft require repainting every six to seven years, depending on how the coat is maintained and polished

•	America West last updated its livery in 1996 and US Airways did so in 1997

•	The new US Airways livery was designed entirely in-house
About America West
     Approximately 60,000 customers upgrade their low-fare experience every day when they get on board America West. The airline’s 14,000 employees are proud to offer a range of services including more destinations than any other low-cost carrier, first-class cabins, assigned seating, airport clubs and an award-winning frequent flyer program. America West operates over 900 flights daily to more than 90 destinations in the U.S., Canada, Mexico and Costa Rica. This press release, photos of the new livery, and additional information on America West and US Airways can be accessed online at www.americawest.com and www.usairways.com.
About US Airways
     US Airways is the nation’s seventh-largest airline, serving 183 communities in the U.S., Canada, Europe, the Caribbean and Latin America. US Airways, US Airways Shuttle and the US Airways Express partner carriers operate approximately 3,400 flights per day. (AWAG).
FORWARD-LOOKING STATEMENTS
Certain of the statements contained herein should be considered “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “could,” “should,” and “continue” and similar terms used in connection with statements regarding the companies’ outlook, expected fuel costs, the RASM environment, and the companies’ respective expected 2005 financial performance. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving America West Holdings Corporation (“America West”) and US Airways Group, Inc. (“US Airways Group” and, together with America West, the “companies”), including future financial and operating results, the companies’ plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of America West and US Airways Group’s management and are subject to significant risks and uncertainties that could cause the companies’ actual results and financial position to differ materially from these statements. Such risks and uncertainties include, but are not limited to, the following: the ability of the companies to obtain and maintain any necessary financing for operations and other purposes, whether debtor-in-possession financing, in the case of US Airways Group, or other financing; the ability of the companies to maintain adequate liquidity; the duration and extent of the current soft economic conditions; the impact of global instability including the continuing impact of the continued military presence in Iraq and Afghanistan and the terrorist attacks of Sept. 11, 2001 and the potential impact of future hostilities, terrorist attacks, infectious disease outbreaks or other global events; changes in prevailing interest rates; the ability to attract and retain qualified personnel; the ability of the companies to attract and retain customers; the cyclical nature of the airline industry; competitive practices in the industry, including significant fare restructuring activities by major airlines; the impact of changes in fuel prices; economic conditions; labor costs; security-related and insurance costs; weather conditions; government legislation and regulation; relations with unionized employees generally and the impact and outcome of the labor negotiations; US Airways Group’s ability to continue as a going concern; US Airways Group’s ability to obtain court approval with respect to motions in the Chapter 11 proceedings prosecuted by it from time to time; the ability of US Airways Group to develop, prosecute, confirm and consummate one or more plans of reorganization with respect to the Chapter 11 proceedings; risks associated with third parties seeking and obtaining court approval to terminate or shorten the exclusivity period for US Airways Group to propose and confirm one or more plans of reorganization, to appoint a Chapter 11 trustee or to convert the cases to Chapter 7 cases; the ability of US Airways Group to obtain and maintain normal terms with vendors and service providers; US Airways Group’s ability to maintain contracts that are critical to its operations; the potential adverse impact of the Chapter 11 proceedings on US Airways Group’s liquidity or results of operations; the ability of US Airways Group to operate pursuant to the terms of its financing facilities (particularly the financial covenants); the ability of US Airways Group to fund and execute its Transformation Plan during the Chapter 11 proceedings and in the context of a plan of reorganization and thereafter; and other risks and uncertainties listed from time to time in the companies’ reports to the SEC. There may be other factors not identified above of which the companies are not currently aware that may affect matters discussed in the forward-looking statements, and may also cause actual results to differ materially from those discussed. The companies assume no obligation to publicly update any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting such estimates other than as required by law. Similarly, these and other factors, including the terms of any reorganization plan of US Airways ultimately confirmed, can affect the value of the US Airways Group’s various prepetition liabilities, common stock and/or other equity securities. Accordingly, the companies urge that the appropriate caution be exercised with respect to existing and future investments in any of these liabilities and/or securities. Additional factors that may affect the future results of America West and US Airways Group are set forth in their respective filings with the SEC, which are available at http://www.shareholder.com/americawest/edgar.cfm and http://investor.usairways.com/edgar.cfm, respectively.
ADDITIONAL INFORMATION AND WHERE TO FIND IT
In connection with the proposed merger transaction, US Airways Group and America West have filed a Registration Statement on Form S-4 and other documents with the Securities and Exchange Commission (Registration No. 333-126162) containing a preliminary joint proxy statement/prospectus regarding the proposed transaction. The proxy statement/prospectus will be mailed to stockholders of America West after the registration statement is declared effective by the SEC. WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT AND OTHER RELATED MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors will be able to obtain free copies of the registration statement and proxy statement, as well as other filed documents containing information about US Airways Group and America West (when available) at http://www.sec.gov, the SEC’s website. Free copies of America West’s SEC filings are also available on America West’s website at http://www.shareholder.com/americawest/edgar.cfm, or by request to Investor Relations, America West Holdings Corporation, 111 West Rio Salado Pkwy, Tempe, Arizona 85281. Free copies of US Airways Group’s SEC filings are also available on US Airways Group’s website at http://investor.usairways.com/edgar.cfm or by request to Investor Relations, US Airways Group, Inc., 2345 Crystal Drive, Arlington, VA 22227.
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there by any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
PARTICIPANTS IN THE SOLICITATION
America West, US Airways Group and their respective executive officers and directors may be deemed, under SEC rules, to be participants in the solicitation of proxies from America West’s stockholders with respect to the proposed transaction. Information regarding the officers and directors of America West is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on April 15, 2005. Information regarding the officers and directors of US Airways Group is included in its 2004 Annual Report filed with the SEC on Form 10-K on March 1, 2005. More detailed information regarding the identity of potential participants, and their interests in the solicitation, is set forth in the registration statement and proxy statement and other materials filed with the SEC in connection with the proposed transaction.